

Mail Stop 4631

April 19, 2017

<u>Via E-mail</u>
Mr. Shawn K. Poe
Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, NC 27513

> **Re: Ply Gem Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 10, 2017**
> **Form 8-K**
> **Filed March 10, 2017**
> **File No. 1-35930**

Dear Mr. Poe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Consolidated Financial Statements

1. Summary of Significant Accounting Policies
Insurance Liabilities, page 64

1.   We note your disclosure that "where partial insurance coverage exists, the Company must estimate the portion of the liability that will be covered by existing insurance policies to arrive at the net expected liability to the Company." Please tell us, and clarify in future filings, if you present insurance liabilities net of potential insurance recoveries. To the

extent you do, please explain to us how you determined that offsetting such amounts is appropriate and complies with ASC 210-20-45-1.

10. Income Taxes, page 92

2.   We note your disclosures related to the Tax Receivable Agreement. Please explain to us how you determined that presenting cash payments on the tax receivable agreement in cash flows from financing activities is appropriate, particularly any payments related to changes in the liability that you recorded in the statements of operations.

Form 8-K filed on March 10, 2017

Exhibit 99.1

3.   We note you present Adjusted EBITDA in the highlight section of your earnings release without presenting the most directly comparable GAAP measure. We also note your discussion of Adjusted EBITDA without a discussion of the most directly comparable GAAP measure. In your next earnings release, please present the most directly comparable GAAP measure, net income, with equal or greater prominence. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction